Exhibit 99.1

The Stars Group Announces Closing of Public Offering of Common Shares

TORONTO, June 26, 2018 -- The Stars Group Inc. (Nasdaq: TSG; TSX: TSGI) (“The Stars Group” or the “Company”) announced today the closing of its previously announced underwritten public offering of common shares (the “Offering”) at a price of US$38.00 per common share. A total of 17,000,000 common shares were sold by the Company and 8,000,000 common shares were sold by certain shareholders of the Company (the “Selling Shareholders”). The net proceeds to the Company, after underwriting discounts and commissions, but before estimated expenses of the Offering payable by the Company, are approximately US$622 million.

The Company and the Selling Shareholders have granted the underwriters for the Offering an over-allotment option to purchase up to 1,875,000 and 1,875,000 additional common shares, respectively. The over-allotment option is exercisable for a period of 30 days from June 21, 2018, the date of the pricing of the Offering.

The Stars Group intends to use the net proceeds from the treasury offering, together with debt financing and cash on hand to fund the previously announced acquisition of Sky Betting & Gaming, a leading mobile-led betting and gaming operator (the “Acquisition”). If for any reason the Acquisition does not close, the Company intends to use the net proceeds from the Offering for general corporate purposes.

Morgan Stanley, J.P. Morgan and Deutsche Bank Securities acted as the joint book-running managers and representatives of the underwriters for the Offering. The additional joint book-running managers for the Offering were Goldman Sachs & Co. LLC, Barclays, BMO Capital Markets and Macquarie Capital (USA) Inc. The co-managers for the Offering were Blackstone Capital Markets, Cormark Securities (USA) Limited, Canaccord Genuity Corp., Union Gaming Securities, LLC and Investec Bank plc.

PJT Partners LP acted as strategic capital markets advisor to the Company in connection with the Offering.

The common shares were offered in each of the provinces and territories of Canada by way of a prospectus supplement dated June 21, 2018 (the “Prospectus Supplement”) to the Company’s short form base shelf prospectus dated January 16, 2018. The common shares were also offered in the United States pursuant to a prospectus supplement to the Company’s registration statement on Form F-10 (the “Registration Statement”) filed with the U.S. Securities and Exchange Commission under the U.S./Canada Multijurisdictional Disclosure System. A copy of the Prospectus Supplement and related short form base shelf prospectus, containing important detailed information about the Offering, may be found on SEDAR at www.sedar.com and on EDGAR at www.sec.gov, and a copy of the Registration Statement can be found on EDGAR at www.sec.gov. Copies of the Prospectus Supplement and the Registration Statement may also be obtained in the United States from Morgan Stanley, Attention: Prospectus Department, 180 Varick Street, 2nd Floor, New York, NY 10014;  J.P. Morgan Securities LLC, Attention: Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717; or Deutsche Bank Securities Inc., Attention: Prospectus Group, 60 Wall Street, New York, NY 10005-2836 and in Canada from J.P.

Morgan Securities Canada Inc., Attention: Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717.

This press release does not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

About The Stars Group

The Stars Group is a leading provider of technology-based product offerings in the global gaming and interactive entertainment industries. The Stars Group directly or indirectly, including through its Stars Interactive Group division, owns gaming and related consumer businesses and brands, such as PokerStars, PokerStars Casino, BetStars, Full Tilt, and the PokerStars Players No Limit Hold’em Championship, European Poker Tour, PokerStars Caribbean Adventure, Latin American Poker Tour, Asia Pacific Poker Tour, PokerStars Festival and PokerStars MEGASTACK live poker tour and event brands. These brands together have millions of registered customers globally and collectively form the largest poker business in the world, comprising online poker games and tournaments, sponsored live poker competitions, marketing arrangements for branded poker rooms in popular casinos in major cities around the world, and poker programming and content created for television and online audiences. The Stars Group, through certain of these and other brands, also offers non-poker gaming products, including casino and sportsbook. The Stars Group, through certain of its subsidiaries, is licensed or approved to offer, or offers under third party licenses or approvals, its product offerings in various jurisdictions throughout the world, including in Europe, both within and outside of the European Union, Australia, the Americas and elsewhere. In particular, The Stars Group, through its subsidiaries, currently holds gaming licenses or approvals in 18 jurisdictions, with PokerStars being the world's most licensed online gaming brand, holding 17 of such licenses or approvals.

Cautionary Note Regarding Forward Looking Statements and Other Information

This news release may contain forward-looking statements and information within the meaning of applicable securities laws, including, without limitation, the planned Acquisition, the use of proceeds from the Offering, and plans regarding the financing of the Acquisition. Forward-looking statements can, but may not always, be identified by the use of words such as “anticipate”, “plan”, “continue”, “estimate”, “expect”, “may”, “will”, “intend”, “could”, “might”, “would”, “should”, “believe”, and similar references to future periods or the negatives of these words and expressions. These statements are based on management’s current expectations and are subject to a number of risks, uncertainties, and assumptions, including litigation risk, market and economic conditions, business prospects or opportunities, future plans and strategies, projections, anticipated events and trends and regulatory changes that affect The Stars Group, its subsidiaries, and its and their respective customers and industries. There can be no assurance that actual results will not differ materially from those expressed or implied in forward-looking statements. Undue reliance should not be placed on forward-looking statements. Please refer to The Stars Group’s most recent annual information form and annual and interim financial statements and management’s discussion and analysis for more information about the factors, assumptions and risks that may apply to The Stars Group’s forward-looking statements. Each forward-looking statement speaks only as of the date hereof, and The Stars Group undertakes no obligation to correct or update any forward-looking statement, whether as a result of new information, future events or otherwise, except as required by applicable law.

For investor relations, please contact:

Tim Foran

Tel: +1 437-371-5730

ir@starsgroup.com

For media inquiries, please contact:

Eric Hollreiser

Press@starsgroup.com